UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: JOINT ANNOUNCEMENT REGARDING THE RECORD DATE FOR THE
FREE SHARE ALLOCATION RELATING TO THE SASOL KHANYISA TRANSACTION



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: 29 March 2018					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

Sasol Inzalo Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/030646/06)
Sasol Inzalo Public Ordinary Share code: JSE: SIPBEE
Sasol Inzalo Public Ordinary ISIN: ZAE000210050
 ("Sasol Inzalo Public")

Sasol Khanyisa Public (RF) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2017/663901/06)
("Sasol Khanyisa Public")

JOINT ANNOUNCEMENT REGARDING THE RECORD DATE FOR THE FREE SHARE ALLOCATION RELATING TO THE SASOL KHANYISA TRANSACTION
1.	The shareholders of Sasol at the meeting held on Friday, 17
November 2017 approved a transaction known as the Sasol
Khanyisa transaction. The Sasol Khanyisa transaction
comprised a number of elements, one of which is the free
share allocation dealt with below.
2.	The purpose of this announcement is to advise the holders of
SOLBE1 Shares and SIPBEE Shares whose names appear on the
relevant securities registers on the record date of Friday,
6 April 2018, that they will receive a letter from Sasol
Khanyisa Public ("Letter") advising them of their entitlement to receive:
2.1.	from Sasol Khanyisa Public, ordinary shares for free;
and
2.2.	from Sasol, arranged by Sasol Khanyisa Public, SOLBE1
Shares for free,
details of which will be set out in the Letter.
3.	The last day to trade in SIPBEE Shares in order for holders
thereof to be on the Sasol Inzalo Public securities register on Friday, 6 April 2018, is Tuesday, 3 April 2018.
4.	SOLBE1 shareholders whose names appear on the SOLBE1
securities register on the date of this announcement and whose SOLBE1 Shares will not redesignate as SOL Shares on 5
April 2018 will continue to be on the SOLBE1 securities register on Friday, 6 April 2018, as trading in those shares is suspended until such date.

Sandton
29 March 2018

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling


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